SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 30, 2006

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2006 First Quarter Results

May 30, 2006: Smurfit Kappa Funding plc (formerly known as JSG Funding plc), incorporating Kappa Packaging (‘SKG’ or ‘the Group’), today announced results for the 3 months ending March 31, 2006.

Smurfit Kappa Group was formed on December 1, 2005 with the merger of the operations of Jefferson Smurfit Group (‘JSG’) and Kappa Packaging (‘Kappa’). The combination of JSG and Kappa creates a strong focused player in paper-based packaging, with compelling strategic, operational and geographic fit. SKG combines JSG’s previous strong positions in Western and Southern Europe with those of Kappa in Northern and Eastern Europe. SKG is now a world leader in corrugated, a clear European leader in containerboard and has market leading positions, in both containerboard and corrugated, in Latin America. SKG’s well invested asset base, together with an extensive geographic presence across Europe, significantly enhances the Group’s ability to serve current and prospective customers.

2006 first quarter results represent the first reporting period for SKG which combines the full three month results for JSG and Kappa. As the merger was completed on December 1, 2005, the reported financial performance of SKG for the fourth quarter of 2005 only included the results of Kappa Packaging for the month of December. Therefore, for the purposes of comparison year-on-year, pro forma results of the combined group for the first and fourth quarter of 2005 are included in the table below.

	1Q ‘06	Pro forma 1Q ‘05	Change	1Q ‘06	Pro forma 4Q ‘05	Change
	€ M	€ M	%	€ M	€ M	%

Net Sales	1,748	1,675	4%	1,748	1,697	3%

EBITDA *	172	195	(12)%	172	203	(15)%

EBITDA Margin *	9.8%	11.6%	(16)%	9.8%	12.0%	(18)%

* Pre-exceptional EBITDA of subsidiaries only.

The reported financial performance of SKG, which includes the results of Kappa Packaging for December 2005 and for the first quarter of 2006, are set out below.

	1Q ‘06	1Q ‘05	Change	1Q ‘06	4Q ‘05	Change
	€ M	€ M	%	€ M	€ M	%

Net Sales	1,748	1,052	66%	1,748	1,244	41%

EBITDA *	172	109	58%	172	143	20%

EBITDA Margin *	9.8%	10.3%	(5)%	9.8%	11.5%	(15)%

* Pre-exceptional EBITDA of subsidiaries only.

Free cash flow	(90)	(33)	171%	(90)	31	(389)%

Net debt at period end (including capital leases)	4,644	2,621	77%	4,644	4,530	3%

2006 First Quarter Review

The first quarter of 2006, the first full operating quarter for Smurfit Kappa Group, was a difficult quarter. The economic environment in Europe continued to show indications of improvement and underpinned product price increases in both kraftliner and recycled paper. European paper price increases were announced and substantially implemented during the first quarter. However, these price increases primarily reflected efforts to recover the continuing increase in input costs, principally energy. While paper price increases in containerboard are broadly positive, price increases in corrugated cases are key for an integrated producer such as SKG. Price increases in corrugated, to recover paper price increases, are now being implemented. The time lag in recovering paper increases in corrugated, however, is resulting in a severe margin squeeze in the corrugated business. Our specialty businesses in Europe experienced a similar increase in input costs during the quarter. We are seeking to implement price increases across our system to recover these cost increases and achieve acceptable margin levels. Overall, therefore, the rising cost environment continued to seriously impact our business adversely during the first quarter.

In Latin America, SKG reported continued strong growth in the region in the first quarter. Mexico, the Group’s largest country of operation in the region, reported strong growth in profitability while Venezuela and Colombia reported good volume growth and satisfactory earnings for the quarter. Argentina was modestly weaker year-on-year during the first quarter, reflecting a competitive marketplace and a slow down in demand.

First Quarter, 2006: Year on year financial performance

Including pro forma financial information for Kappa Packaging for the first quarter of 2005, net sales of €1,748 million in the first quarter of 2006, represent a 4% increase on pro-forma net sales of €1,675 million in the first quarter of 2005. EBITDA, before exceptional items, of €172 million decreased 12% compared to pro forma EBITDA of €195 million in the first quarter of 2005. This represents a margin of net sales of 9.8% and 11.6% respectively.

First Quarter, 2006: Quarter on quarter financial performance

Including pro forma financial information for Kappa Packaging, for October and November in the last quarter of 2005, net sales of €1,748 million in the first quarter of 2006, represent a 3% increase on pro forma net sales of €1,697 million in the last quarter of 2005. EBITDA, before exceptional items, of €172 million decreased 15% compared to pro forma EBITDA of €203 million in the last quarter of 2005. This represents a margin of net sales of 9.8% and 12.0% respectively.

Change in Accounting Policy: Stock compensation expense

The Group has adopted FRS 20, “Share-based Payment” from January 1, 2006. FRS 20 requires that all share-based payments are recognized in the financial statements based on their fair values. The transitional provisions require restatement of comparative information, adjusting the opening balance of retained earnings for the earliest period presented. The stock compensation expense for the first quarter of 2006 amounted to €380,000. The first quarter of 2005 has been restated by €466,000 to reflect the stock compensation expense on the adoption of FRS 20. The full year effect on 2005 results was €2,172,000. Adoption of FRS 20 does not result in a change in total shareholders funds in any period as the expense is offset by a credit to other reserves.

Product Market Overview

Europe

First quarter results from our European operations were unsatisfactory primarily due to rising input costs. The demand environment in Europe is showing indications of improvement. In addition, while substantial new capacity in recycled containerboard was introduced in 2005, a number of producers, including SKG, have announced and/or implemented the closure of a substantial amount of older, less efficient capacity. The improving demand environment, coupled with the removal of inefficient capacity is contributing to an improved supply demand balance in the European market and product price momentum. However, this improving market environment is being adversely impacted by rising input costs, primarily energy, meaning that product price increases are necessary simply to recover the significant rise in input costs during the period. A €50 per tonne increase was announced on both containerboard grades in the first quarter and the majority of this increase was implemented during the period. This announcement followed the implementation of price increases for both grades in the fourth quarter of 2005. The implementation of these paper price increases has resulted in a severe margin squeeze on our end product – corrugated boxes.

On a pro forma basis, SKG kraftliner and recycled containerboard volumes increased by approximately 4% and 2% respectively in the first quarter on the same period in 2005.

The continued rise in input costs has contributed to a further announced price increase of €40 per tonne for kraftliner and €30 per tonne for recycled containerboard for June 1, 2006.

In corrugated, the Group is in the process of implementing price increases critically necessary to cover the rise in paper costs. Announcements of corrugated price increases, of between 8% and 12%, have been made in the markets throughout Europe. While these increases are currently being implemented, they are not yet fully through and are unlikely to be fully achieved. This is partially due to the fact that a portion of corrugated prices are determined by paper prices in published industry indices but with a time lag to the published price. By the end of the first quarter, SKG achieved an average increase of approximately 3% on corrugated box prices. Corrugated volumes increased by approximately 6% in the first quarter on the same period in 2005.

The Group also has substantial European interests in Solid Board, Graphic Board, Sacks and Bag-in-Box. These operations faced a similar rising cost environment as our containerboard and corrugated business during the first quarter. A combination of increased costs, a competitive market environment and a lag in passing through primary product cost increases to end product pricing contributed to a very difficult first quarter in each of these businesses.

Efficient Capacity Management

Following the merger of the two containerboard systems of JSG and Kappa, SKG reviewed its production capabilities, overall cost base and the industry environment and, during the first quarter of 2006, announced the decision to close five smaller uneconomic recycled containerboard mills. The competitiveness of these smaller mills had been eroded, particularly over the past 12 months, with dramatic increases in input costs. These mills, four in France and one in Germany, had a combined capacity of close to 270,000 tonnes of recycled containerboard and have now ceased production.

SKG continues to review its production capacity and the cost profile of its mill base as the operations are integrated. The rising cost environment and the impact of the introduction of newer, more efficient capacity into the market has resulted in the decision to remove approximately 200,000 tonnes of uneconomic capacity in the second half of 2006. The decision as to which facilities will be affected by these closures will be announced in the near future.

Following these closures in the second half of 2006, and including two mills closed in 2004 and 2005, SKG will have reduced its combined recycled containerboard capacity by approximately 600,000 tonnes. This contributes to a better supply and demand balance within the Group while improving the cost profile and competitiveness of SKG’s existing mill system.

European Disposals

European Union approval of the merger of the operations of JSG and Kappa was given in November 2005 subject to the disposal of eight facilities in Europe. SKG is currently engaged in the process of selling these facilities and expects to complete this process in the near future.

Latin America

SKG’s Latin American operations reported another strong performance in the first quarter of 2006. These results continue to highlight the benefit of SKG’s geographically balanced exposure and the strength of its management team in the region. Containerboard and corrugated volumes increased 6% and 9% on 2005 first quarter levels.

Following a difficult operating environment throughout 2005, the Mexican economy performed relatively strongly during the first quarter driven by improving consumer confidence and retail sales. An improving demand environment and rising input costs led product price increases during the first quarter. Containerboard and corrugated volumes increased 18% and 17% in the first quarter respectively compared to the same period in 2005.

The Colombian economy remains strong with low inflation and continued strong GDP growth. Volume growth, during the quarter, reflects both domestic demand and export growth. Containerboard and corrugated volumes increased 3% and 8% in the first quarter respectively compared to the same period in 2005.

The Venezuelan economy also remains strong. However, first quarter performance was impacted by annual maintenance downtime at our Valencia mill. Containerboard and corrugated volumes were flat and 6% in the first quarter respectively compared to the same period in 2005. The reason for unchanged volumes in containerboard year-on-year is that we are operating at full capacity in Venezuela.

In Argentina, economic growth is slowing, primarily reflecting the impact of inflation. Government measures, such as a temporary ban on meat exports to try to offset inflation, impacted performance during the first quarter. In addition, the paper-based packaging market is becoming increasingly competitive. Containerboard volumes increased 1%, but corrugated volumes decreased 5% in the first quarter compared to the same period in 2005.

First Quarter, 2006: Cash Flows & Capital Structure

The 2006 first quarter cash flow combines the full three month cash flows for JSG and Kappa. As the merger was completed on December 1, 2005, the 2005 first quarter comparative cash flow relates only to JSG.

SKG is reporting a free cash outflow for the first quarter of 2006 of €90 million compared to €33 million for the same period in 2005. Although the pre-tax loss was not significantly different quarter-on-quarter, the composition was different with the first quarter of 2005 reflecting the loss from the early extinguishment of debt and the gains from the sale of Munksjö’s specialty paper and pulp operations and the Voghera mill in Italy.

The impact of the merger is reflected in the figures for depreciation and goodwill amortization, which are considerably higher in 2006. As noted in our recently filed Annual Report on Form 20-F, the exercise to fair value the assets and liabilities acquired from Kappa has been substantially completed resulting in a significant increase in our consolidated goodwill.

Capital expenditure at €77 million in the first quarter of 2006 represented approximately 82% of depreciation. While expenditure for the year to December 2005 represented 80% of depreciation, the expenditure of €38 million in the first quarter of 2005 was relatively low, representing less than 70% of depreciation. Despite the increased scale of the group, tax payments were lower in the first quarter of 2006 primarily because of relatively low outflows within the former Kappa operations, lower tax payments in Latin America and increased interest expense.

Working capital increased by €75 million in the first quarter with higher debtors and, to a lesser extent, stocks offset by higher creditors. As a percentage of annualised net sales, working capital of €596 million at March 2006 represented 8.5% compared to 7.9% at December 2005 (adjusting for the impact of including Kappa’s sales for December only). This is an area of particular focus for the Group and will be addressed over the remainder of the year.

Other than the payment of the deferred consideration of €34 million to the former Kappa shareholders, cash flows from financing and investment activity were modest in the first quarter of 2006. Together, the operating deficit of €90 million and the financing and investment usage of €36 million resulted in a total deficit of €126 million in the first quarter of 2006. In 2005, with the benefit of disposal proceeds of €276 million, we generated a surplus of approximately €180 million in the first quarter.

A positive currency adjustment of over €11 million arose in the quarter primarily because of the relative strengthening of the euro against the U.S. dollar. Moves in the European currencies had a limited impact. In comparison to a year-end 2005 rate of US$ 1.18, the euro strengthened to US$ 1.21 at the end of March 2006. Conversely, we reported a negative currency adjustment in the first quarter of 2005 as a result of a weakening of the euro from US$ 1.36 at December 2004 to approximately US$ 1.30 at March 2005.

With the deficit for the quarter partly offset by the positive currency adjustment, net borrowing increased by €115 million. As a result, net borrowing in Smurfit Kappa Funding amounted to €4,622 million (€4,644 million including capital leases of €22 million) at March 2006 compared to over €4,507 million (€4,530 million including leases) at December 2005. In 2005, net borrowing decreased by approximately €291 million with the surplus of €180 million for the quarter boosted by repayment of Munksjö intra-group debt while partly offset by the negative currency adjustment and the add-back of non-cash interest. If the PIK notes in JSG Holdings plc are included together with net cash in the companies above Smurfit Kappa Funding, the total net borrowing at the level of Smurfit Kappa Group Limited is €5,105 million at March 2006. This does not include the subordinated promissory note of €89 million payable to Kappa shareholders which was issued during the first quarter.

Summary cash flows for the three months to March 31, 2006 and 2005 are set out in the following table:

Smurfit Kappa Funding plc

	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€ Million	€ Million

Loss before tax - subsidiaries	(63)	(68)
Exceptional items	25	(33)
Depreciation and depletion	94	55
Amortization of intangible assets	18	10
Non cash interest expense	3	32
Refinancing costs	—	53
Working capital change	(75)	(13)
Capital expenditure	(77)	(38)
Change in capital creditors	(4)	(14)
Sale of fixed assets	9	1
Tax paid	(11)	(14)
Other	(9)	(4)

Free cash flow	(90)	(33)

Investments	(34)	(1)
Sale of businesses and investments	1	276
Dividends paid to minorities	(3)	(1)
Debt issue costs	—	(8)
Acquisition costs and fees	(1)	—
Transfer of cash from affiliates	1	—
Refinancing costs	—	(53)

Net cash (outflow)/inflow	(126)	180
Net cash disposed	—	(5)
Munksjö inter-company debt repaid	—	157
Non-cash interest accrued	—	(11)
Currency translation adjustments	11	(30)

(Increase)/decrease in net borrowing (excluding leases)	€(115)	€291

Synergies

Following the merger of the operations of JSG and Kappa, one of the Group’s key priorities is the delivery of sustainable synergy benefits of €160 million by year three. Target synergy areas include paper mill rationalization, paper logistics and integration, optimization of the SKG corrugated system, purchasing savings and central and administrative overhead savings.

SKG expects to deliver over €60 million of synergies for 2006 with a run rate of approximately €95 million per annum by the end of the 2006 calendar year. Many of the actions designed to deliver these synergies, such as mill and corrugated facility closures and integration initiatives have been undertaken or are being actively managed. The synergy programme is on schedule and the Group expects the benefits of these actions to begin to flow through in the second quarter but to have a more pronounced impact on results in the second half of 2006.

Performance Review and Outlook

Gary McGann, Chief Executive Officer, commented, “Generally improving industry conditions in Europe have continued through the quarter. Our Latin American operations continue to report strong growth.

SKG has announced a series of containerboard price increases, effective June 1, to reflect sharply increased input costs. For every integrated producer, this necessitates further price initiatives for corrugated to offset rising input costs.

Broad-based capacity rationalization is contributing to a more rational supply and demand balance. SKG is committed to industry leadership and focused on value creation for customer and shareholder alike. The steps we have taken (and will take) in terms of capacity rationalization and geographic coverage reflect that commitment. Smurfit Kappa Group now has world-class manufacturing capabilities and an increasingly competitive cost base.”

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information

Gary McGann	Chief Executive Officer	Smurfit Kappa Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Smurfit Kappa Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Finance Director	Smurfit Kappa Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfitkappa@kcapitalsource.com

Smurfit Kappa Funding plc

Consolidated Statements of Operations

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000
Net sales
Continuing operations	1,748,436	1,037,952
Discontinued operations	—	13,690
	1,748,436	1,051,642
Cost of sales	1,270,725	763,222
Gross profit	477,711	288,420
Net operating expenses	414,753	241,280
Reorganization and restructuring costs	41,268	9,606
Operating income subsidiaries
Continuing operations	21,690	39,446
Discontinued operations	—	(1,912)
	21,690	37,534
Share of associates’ operating income	2,138	1,053
Total operating income	23,828	38,587

Income on sale of assets and businesses	2,357	36,962

Interest income	1,766	3,614
Interest expense	(86,254)	(66,387)
Loss from early extinguishment of debt	—	(76,416)
Other financial expense	(2,956)	(3,318)
Share of associates’ net interest	(498)	(232)

Loss before taxes and equity minority interests	(61,757)	(67,190)
Taxes on income
Group	16,925	8,936
Share of associates	1,056	(10)
	17,981	8,926

Loss before equity minority interests	(79,738)	(76,116)
Equity minority interests	2,621	1,661
Net loss for the period	€(82,359)	€(77,777)

(1)                                  The financial statements have been restated for FRS 20 ‘Share-based Payment’.

Companies (Amendment) Act, 1986

The financial statements included in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2004 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

Smurfit Kappa Funding plc

Statement of Total Recognized Gains and Losses

		Restated(1)
	3 months to	3 months to
	Mar 31, 2006	Mar 31, 2005
	€000	€000
(Loss) / income for the period
- Group	(82,588)	(79,800)
- Associates	229	2,023
	(82,359)	(77,777)

Translation adjustments on foreign currency net investments
- Group	(5,909)	(5,184)
Actuarial gain recognized in retirement benefits schemes	20,564	1,369

Total recognized gains and losses
- Group	(67,933)	(83,615)
- Associates	229	2,023
	€(67,704)	€(81,592)

Reconciliation of Movements in Shareholders’ Funds

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000

At beginning of year	1,418,862	869,101
Net loss for the period	(82,359)	(77,777)
Actuarial gain recognized in retirement benefit schemes	20,564	1,369
Stock compensation expense	380	466
Translation adjustments on foreign currency net investments	(5,909)	(5,184)
At end of period	€1,351,538	€787,975

(1) The financial statements have been restated for FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Segmental Analyses

Sales - third party (external net sales)

	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000

Packaging	1,297,752	744,447
Specialties	232,398	126,134
Europe	1,530,150	870,581

Latin America	218,286	181,061
	€1,748,436	€1,051,642

Segmental Analyses

(Loss) / income before taxes and equity minority interests

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000

Packaging	47,128	29,604
Specialties	10,289	4,957
Associates	1,999	1,030
Europe	59,416	35,591

Packaging	27,845	26,097
Associates	139	22
Latin America	27,984	26,119

Unallocated centre costs	(7,673)	(7,115)

Income before intangible assets amortization, interests
and exceptional items	79,727	54,595
Amortization of intangible assets	(17,587)	(9,720)
Group net interest	(84,488)	(62,773)
Loss from early extinguishment of debt	—	(76,416)
Share of associates’ net interest	(498)	(232)

Loss before exceptional items	(22,846)	(94,546)

Reorganization and restructuring costs	(41,268)	(9,606)
Income on the sale of assets and businesses	2,357	36,962
Loss before taxes and equity minority interests	€(61,757)	€(67,190)

(1) The financial statements have been restated for FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Consolidated Balance Sheets

		Restated(1)
	March 31, 2006	March 31, 2005
	€000	€000
Assets
Current assets
Cash	191,452	207,345
Accounts receivable and prepayments	1,376,130	889,576
Assets held for sale and inter-company balances	14,404	—
Amounts due by affiliates	107	386
Amounts due by affiliates after more than one year	262,962	271,036
Inventories	690,354	407,438
Total current assets	2,535,409	1,775,781

Fixed assets
Investments	87,717	83,827
Property, plant and equipment	3,458,253	2,084,911
Intangible assets	2,512,331	1,326,938
Total fixed assets	6,058,301	3,495,676

Total assets	€8,593,710	€5,271,457

Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	98,575	98,385
Accounts payable and accrued liabilities	1,501,321	1,016,890
Total current liabilities	1,599,896	1,115,275

Non current liabilities
Long term debt and other long term liabilities	4,598,625	2,641,925
Amounts due to affiliates	17,836	12,125
Provisions for liabilities and charges	252,292	187,231
Pension liabilities	627,652	392,088
Capital grants deferred	14,925	13,691
Minority interests (equity interests)	130,946	121,147
Total liabilities and minority interests	7,242,172	4,483,482

Shareholders equity
Share capital	40	40
Other reserves	1,688,961	943,118
Retained deficit	(337,463)	(155,183)
Shareholders’ equity	1,351,538	787,975

Total liabilities, minority interests and shareholders’ equity	€8,593,710	€5,271,457

(1) The financial statements have been restated for FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Reconciliation of net losses to EBITDA, before exceptional items

		Restated(1)
	3 months to	3 months to
	March 31, 2006	March 31, 2005
	€000	€000

Net losses	(82,359)	(77,777)
Equity minority interests	2,621	1,661
Taxation	17,981	8,926
Share of associates’ operating income	(2,138)	(1,053)
Income on sale of assets and operations - subsidiaries	(2,357)	(36,962)
Reorganization and restructuring costs	41,268	9,606
Total net interest	84,986	139,421
Stock compensation expense	380	466
Depreciation, depletion and amortization	111,748	64,304
EBITDA before exceptional items	€172,130	€108,592

(1) The financial statements have been restated for FRS 20 ‘Share-based Payment’.

Smurfit Kappa Group Limited

Analysis of Net Debt

	March 31, 2006	March 31, 2005
	€000	€000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	39,879	7,685
Tranche A Term loan (2a) – interest at relevant interbank rate + 2.25%	485,361	—
Tranche B Term loan (2b) – interest at relevant interbank rate + 2.50% eur & 2.375% US$	1,188,558	361,561
Tranche C Term loan (2c) – interest at relevant interbank rate + 3.00% eur & 2.875% US$	1,188,558	384,294
Yankee bonds (including accrued interest) (3)	255,713	422,622
Bank loans and overdrafts / (cash)	(102,624)	(133,263)
2011 Receivables securitization floating rate notes (incl. accrued interest) (4)	210,184	210,000
Total subsidiary debt	3,265,629	1,252,899
2012 Bonds (including accrued interest) (5)	985,775	981,365
2015 Cash pay subordinated notes (including accrued interest) (6)	370,288	370,288
Total senior debt	4,621,692	2,604,552
2013 PIK units (including accrued interest) (7)	—	2
Net Debt	4,621,692	2,604,554
Leases	22,154	16,243
Net Debt including Leases – Smurfit Kappa Funding plc	4,643,846	2,620,797
2015 Senior PIK Notes – JSG Holdings (8)	370,532	330,095
Smurfit Finance Luxembourg Sarl PIK (9)	91,622	—
Newcos, Jefferson Smurfit Group Limited, JSG Holdings & Smurfit Finance Luxembourg SARL cash	(646)	(5,701)
Net Debt including Leases – Smurfit Kappa Group Limited	€5,105,354	€2,945,191

(1)

Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. (Revolver Loans - €29m, Drawn under Ancillary facilities and letters of credit - €11m)

(2a)	Term Loan A due to be repaid in certain installments up to 2012.
(2b)	Term Loan B due to be repaid in full in 2013.
(2c)	Term Loan C due to be repaid in full in 2014.
(3)	7.50% senior debentures due 2025 of $292.3 million (6.75% senior notes due 2005 of $234 million repaid in November 2005).
(4)	Receivables securitization floating rate notes maturing September 2011.
(5)	10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.
(6)	7.75% senior subordinated notes due 2015 of €217.5 million and 7.75% senior subordinated notes due 2015 of US$200 million.
(7)	The remaining US $15.5% subordinated notes due 2013 were redeemed in October 2005.
(8)	€325 million 11.5% senior PIK Notes due 2015.
(9)	9% shareholder PIK maturing 31 December 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: May 30, 2006	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer